RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (unaudited)
On October 10, 2000, the annual meeting of shareholders of The
Emerging Markets Telecommunications Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1)          To approve the Merger Agreement and Plan of
reorganization whereby the Fund will merge with and
	 into The Emerging Markets Infrastructure Fund, Inc.
For           Against   Abstain    DelegatedNon-Votes   Non-Votes
3,698,722        249,081        74,720    1,174,330     1,903,966

(2)  To re-elect two directors to the Board of Directors of the Fund.
Name of Director         For     Withheld       Non-Votes
James J. Cattano        5,045,006       151,847 1,903,966
William W. Priest, Jr.  4,954,009       242,844 1,903,966

In addition to the directors re-elected at the meeting, Dr. Enrique R. Arzac, George W. Landau, Martin M. Torino and Richard W. Watt continue to serve as directors of the Fund.

(3) To ratify the selection of PricewaterhouseCoopers LLP as independent public accountants for the fiscal year ending
May 31, 2001.


For
Against
Abstain
Non-Votes

5,104,168
52,162
40,523
1,903,966

(4)To approve or disapprove the shareholder proposal requesting that, within sixty days, the Board present a program for shareholder approval that will permit shareholders to realize net asset value for their shares.


For
Against
Abstain
Non-Votes

1,129,963
1,528,744
324,856
2,213,290